December 20, 2007

VIA FAX AND EDGAR SUBMISSION

Ms. Lynn Dicker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          ProUroCare Medical Inc.

                Form 10-KSB

                Filed March 30, 2007

                File No. 000-51774

Dear Ms. Dicker:

On behalf of ProUroCare Medical Inc. (the “Company”), this letter responds to your letter dated December 19, 2007.

The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your letter of December 19, 2007.  For ease of reference, the Staff’s comments appear in italics immediately preceding the Company’s responses.

Form 10-KSB for the Year Ended December 31, 2006

Item 6.  Management’s Discussion and Analysis or Plan of Operations, page 30

-Critical Accounting Policies, page 35

1.                                       You state that you do not have any critical accounting policies or procedures due to the development-stage nature of your current operations.  We further note that you make significant estimates related to the determination of the fair value of your equity instruments issued throughout the reporting periods presented including stock options and warrants issued to employees and non-employees.  Please revise this section in future filings to include the disclosures required by Question 5 of SAB Topic 14.D.1, SEC Release No. FR-60 and Section V, “Critical Accounting Estimates,” in SEC Release No. FR-72 related to the equity instruments that you grant during each reporting period presented.

Response:  We will include the following under the heading “Critical Accounting Policies” in our next Annual Report on Form 10-KSB, and will update this disclosure as appropriate in future filings:

                Critical Accounting Policies

Our critical accounting policies are policies which have a high impact on the reporting of our financial condition and results, and require significant judgments and estimates.  Our critical accounting policies relate to (a) the valuation of stock-based compensation awarded to employees, directors, loan guarantors and consultants and (b) the accounting for debt with beneficial conversion features.

Valuation of Stock-Based Compensation.  Effective as of February 17, 1999 (inception), the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on fair values.  The Company’s determination of fair value of share-based payment awards is based on the date of grant using an option-pricing model which incorporates a number of highly complex and subjective variables.  These variables include, but are not limited to, the Company’s expected stock price volatility and estimates regarding projected employee stock option exercise behaviors and forfeitures.  The Company recognizes the expense related to the fair value of the award straight-line over the vesting period.

Debt with Beneficial Conversion Features.  The beneficial conversion features of the promissory notes were valued using the Black-Scholes pricing model. The resulting original issue discount is amortized over the life of the promissory notes using the straight-line method, which approximates the interest method.

Item 7.  Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1.  Description of Business and Summary of Significant Accounting Policies, page F-9

-(d) Net Loss Per Common Share, page F-10

2.                                       Please revise future filings to disclose the number of potentially dilutive securities issuable under your warrants, convertible debenture arrangements, and stock options which were excluded from the computation of earnings per share in accordance with paragraph 40 of SFAS 128.

Response:  We will disclose in future filings the number of potentially dilutive securities issuable under our warrants, convertible debenture arrangements, and stock options that are excluded from the computation of earnings per share.  The revised note will include additional language similar to the following:

6,208,101 and 3,556,878 shares of common stock issuable under our stock options, warrants and convertible debentures were excluded from the computation of diluted net loss per common share for the years ended December 31, 2006 and 2005, respectively, because their effect was anti-dilutive for those years.

-(h) License Agreements, page F-10

3.                                       We note that you reference the use of an independent valuation firm when determining the fair value of your stock issued as consideration for costs associated with your license agreements.  While in future filings management may elect to take full responsibility for valuing the derivative, if you choose to continue to refer to the independent valuation firm in any capacity, please revise future filings, beginning with your next Form 10-KSB, to name the independent valuation firm.  In addition, please note that if you intend to incorporate your Form 10-KSB into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response:  In future filings the Company will take responsibility for the valuation in question.

-(j) Stock-based Compensation, page F-11

4.                                       We note here and on page F-12 that you do not adjust the calculated value of your stock options or warrants for forfeitures since you have a lack of history to calculate the forfeiture rate.  Please tell us and revise your disclosures related to your outstanding stock options and warrants in future filings to explain how you considered the guidance in paragraph 80 of SFAS 123(R) related to your forfeitures which indicates that an entity that had a policy of recognizing the effect of forfeitures only as they occurred shall estimate the number of outstanding instruments for which the requisite service is not expected to be rendered.

Response:  Management expects and estimates that substantially all employee stock options will vest, and therefore the forfeiture rate used was zero.  We will change our disclosure in future filings to include a statement to that effect.

Note 11.  Long-term Debt, page F-32

Convertible debentures, page F-33

5.                                       We note that you issued $733,334 of unsecured 10% convertible debt as consideration to the guarantors of certain of your promissory notes and that you recorded the cost of the debentures as debt issuance costs.  We further note that the conversion price adjusts from $.50 per share to $.40 per share and from $.40 per share to $.30 per share if the guarantees are not released by certain dates.  Please tell us and revise this note in future filings to explain in more detail how you accounted for these instruments and why you recorded these debentures as debt issuance costs rather than as a liability on the date of issuance.  Within your discussion, please explain to us how you applied the guidance in

                                                EITF 00-19 in evaluating whether the conversion features of your convertible debentures are embedded derivates that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133.  If you determined that the conversion feature does not require accounting under SFAS 133, please explain to tell us how you have considered the guidance in EITF 98-5 and EITF 00-27 with respect to any beneficial conversation features.

Response:  The face value of the 10% convertible debentures (which we believe approximated fair value) was recorded as a cost of the issuance of the promissory notes described in Note 11, Long-Term Debt, Promissory Notes, and is being amortized as interest expense over the term of the promissory notes.  At the same time, the convertible debenture liability was recorded as a long-term debt.  The debentures are being treated as debt issuance costs because they were the costs directly attributable to the bank promissory note financing.

The embedded conversion feature of the convertible debentures does not meet all the characteristics of a derivative instrument as described in paragraphs 6-11 of FASB Statement 133 (“FAS 133”), and therefore, in accordance with paragraph 12(c) of FAS 133, should not be separated from the host contract and accounted for as a derivative.  Specifically, the conversion feature is not indexed to the Company’s common stock, and the convertible debenture contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles.  In making this evaluation, we evaluated the embedded conversion feature’s terms against the requirements of paragraph 12-32 of EITF 00-19 and determined that it met the requirements of an equity instrument and therefore was excluded from the scope of FAS 133.  Specifically:

•                  the debenture contracts permit the Company to settle in unregistered shares;

•                  the Company has sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require the issuance of stock during the maximum period the contract could remain outstanding;

•                  the contracts contain explicit limits on the number of shares to be delivered;

•                  there are no required cash payments to the counterparties in the event the Company fails to make timely filings with the SEC;

•                  there are no cash settled “make whole” provisions;

•                  the debenture contracts have no cash settlement provisions;

•                  the counterparties have no rights that rank higher than those of a holder of the stock underlying the contract; and

•                  there is no requirement in the contracts to post collateral for any reason.

The conversion feature is a beneficial conversion feature, and is therefore subject to the guidance of EITF Issues No. 98-5 (“98-5”) and No. 00-27 (“00-27”).  The embedded conversion feature was recognized and measured according to the 98-5 consensus No. 2(a), by using the difference between the conversion price and the fair value of the common stock at the issue date.  The most favorable conversion price available to the investor was used in making this calculation.  The value so computed was in excess of the face value of the convertible debentures, and therefore the value recorded was limited to that face value as required by 98-5 consensus 2(b).  That value of the beneficial conversion feature was allocated to additional paid-in capital per the guidance of 98-5 consensus 2(a) with the offset recorded as original issue discount to the convertible debenture amortized as interest expense over the term of the convertible debenture per 98-5 consensus 2(b).  It should be noted that, even if the least favorable conversion price was used, the value would still be limited to the face value, and subsequent reductions in the conversion price under the contract would not result in a revaluation.

We will add additional information regarding our consideration of the guidance in EITF 00-19 in Note 11 in our next Annual Report on Form 10-KSB and describe any additional material terms.  The revised note will include additional language similar to the following (additions to the note as it appeared in our Form 10-KSB for the year ended December 31, 2006 are bolded for review purposes):

Convertible debentures

As consideration to the guarantors to provide their guarantees for the above promissory notes, the Company issued $733,334 of unsecured convertible 10 percent debentures.  All of the debentures mature three years from the date of issue (coincident with the closing dates of the promissory notes as noted above) and are convertible into Company common stock at a price of $0.50 per share.  If the guarantees of the underlying bank indebtedness are not released by August 31, 2007 (or subsequently October 31, 2007) the conversion price becomes $0.40 per share (and subsequently $0.30 per share), respectively.  The face value of the convertible debentures was recorded as long-term convertible debentures liability for $733,334 (before the impact of the calculation of the beneficial conversion feature — see below) with the offset of the cost of the debentures recorded as a debt issuance cost asset.  The debt issuance cost asset is being amortized as interest expense over the term of the underlying bank note payable.  The convertible debentures are being treated as debt issuance cost because they represent the costs directly attributable to the bank promissory note financing.

The embedded conversion feature of the convertible debentures does not meet all the characteristics of a derivative instrument as described in FASB Statement 133, and therefore was not separated from the host contract and accounted for as a derivative.  The embedded conversion feature is not indexed to the Company’s common stock, is not required to be re-measured at fair value and does not require settlement in unregistered shares.  The embedded conversion feature contains an explicit limit on the number of shares to be delivered, the Company has sufficient authorized and unissued shares available to settle the maximum number of shares and the debenture agreement does not contain a net cash settlement feature.  The value of the beneficial conversion feature was computed as the difference between the fair market value of the shares at the transaction dates and the lowest possible conversion price during the debenture term ($0.30 per share), multiplied by the number of conversion shares that would be issued at that conversion price (2,444,444 shares).  The value so computed was in excess of the face value of the convertible debentures issued, and was therefore limited to the face value of the debentures issued ($733,334).  In addition, if the value of the beneficial conversion feature was computed based on the conversion price at the date of issuance ($0.50 per share), the value so computed is also in excess of the face value of the convertible debentures issued (also deemed the fair value of the convertible debentures).  The beneficial conversion feature was recorded as an original issue discount as defined in EITF No. 98-5 against the convertible debt liability and is also being amortized as interest expense over the term of the convertible debentures.  See Note 7 for the deferred income tax effects of the beneficial conversion feature.

6.                                       Further to the above, we note from page 12 of your September 30, 2007 Form 10-QSB that you amended the debenture agreements and the debenture holders agreed to accept investment units and cash or common stock for the payment of interest.  We further note that you issued 124,780 shares of common stock and warrants to purchase 62,392 shares of common stock valued at $26,829.  We finally note that you immediately expensed the fair value of the warrants as debt extinguishment costs.  Please tell us and revise your future filings to disclose in more detail how you accounted for this modification of your debt arrangement and how you considered the guidance in EITF 96-19.  Cite any other accounting literature relied upon and how you applied this to your situation.

Response:  Under the terms of the convertible debenture amendment, by accepting investment units of stock and warrants in lieu of cash, the present value of the cash flows under the term of the new debt instrument was reduced substantially (>10%).  The guidance of EITF 96-19 requires than when a modification of debt instrument is substantially different it should be accounted for, and reported in the same manner as, an extinguishment.  In this case, the cost of the warrants issued was therefore recorded as debt extinguishment cost.

We will revise future disclosures to explain how we considered the guidance in EITF 96-19 in our accounting for this amendment.

Form 10-QSB for the Quarter Ended September 30, 2007

Item 1.  Financial Statements, page 1

Consolidated Balance Sheet, page 1

7.                                       We note that you have $111,820 of deferred offering costs outstanding at September 30, 2007.  Please tell us and revise future filings to explain the nature of these costs and to what offering that these costs relate.  Refer to the guidance in SAB Topic 5A.

Response:  The Company is currently attempting to raise financing through a private placement of convertible debt, to be followed by a public offering as soon as feasible.  The costs reported are only legal and accounting costs of preparing the private placement memorandum.  In accordance with guidance in SAB Topic 5A, these incremental costs are directly related to the proposed offering.  We will revise our future filings to explain the nature of these costs and to what offering these costs relate.

Item 3.  Controls and Procedures, page 39

8.                                       We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of September 30, 2007.  You further state on page 40 that you have a lack of segregation of duties due to your limited number of employees engaged in the authorization, recording, processing, and reporting of transactions.  Considering your statement related to the lack of segregation of duties that exists within your company, please tell us how you concluded that your disclosure controls and procedures were effective as of September 30, 2007.

Response:  In the context of its Sarbanes-Oxley Section 404 compliance, the Company has taken steps to mitigate the lack of segregation of duties inherent in a small company.  Specifically we have instituted and documented strong control environment and corporate-level controls.  We have constituted a formal financial reporting disclosure committee consisting of the Company’s CEO, CFO and at least one audit committee member to review, discuss and approve the disclosures made in our period reports.  Further, our procedure calls for one or more members of the audit committee to perform detailed reviews of key accounts and key reporting areas, including, but not limited to, bank account reconciliations, debt, equity and related party transactions.  We believe that these controls and procedures mitigate the lack of segregation of duties and allow us to conclude that our disclosure controls and procedures are effective.

* * *

As requested in your letter dated December 19, 2007, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the Staff’s comments, but remain available to discuss with you at your earliest convenience any additional questions the Staff may have regarding the Company’s disclosures.  Please feel free to call me directly at (763) 591-5037.

Thank you for your assistance in this matter.

Sincerely,

/s/ Richard Thon

Richard Thon

Chief Financial Officer